UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 3)*

Sequans Communications S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.02
(Title of Class of Securities)

817323207
(CUSIP Number)

April 30, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 817323207

1	NAME OF REPORTING PERSON Lynrock Lake LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,711,652 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,711,652 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,711,652 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9% (2)
12	TYPE OF REPORTING PERSON PN, IA

(1) Amount reported includes 34,711,652 Ordinary Shares of Sequans Communications S.A. (the “Issuer”) represented by 8,677,913 American Depositary Shares.

(2) Based on 233,093,250 Ordinary Shares of the Issuer outstanding, comprised of 194,258,298 Ordinary Shares of the Issuer outstanding as of March 31, 2023, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission ("SEC") on May 3, 2023 and 38,834,952 Ordinary Shares of the Issuer, represented by 9,708,738 American Depositary Shares, issued by the Issuer in a private placement pursuant to a Securities Purchase Agreement on April 3, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on April 4, 2023.

CUSIP No.: 817323207

1	NAME OF REPORTING PERSON Lynrock Lake Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,711,652 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,711,652 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,711,652 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9% (2)
12	TYPE OF REPORTING PERSON OO, HC

(1) Amount reported includes 34,711,652 Ordinary Shares of Sequans Communications S.A. (the “Issuer”) represented by 8,677,913 American Depositary Shares.

(2) Based on 233,093,250 Ordinary Shares of the Issuer outstanding, comprised of 194,258,298 Ordinary Shares of the Issuer outstanding as of March 31, 2023, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission ("SEC") on May 3, 2023 and 38,834,952 Ordinary Shares of the Issuer, represented by 9,708,738 American Depositary Shares, issued by the Issuer in a private placement pursuant to a Securities Purchase Agreement on April 3, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on April 4, 2023.

CUSIP No.: 817323207

1	NAME OF REPORTING PERSON Cynthia Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,711,652 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,711,652 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,711,652 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9% (2)
12	TYPE OF REPORTING PERSON IN, HC

(1) Amount reported includes 34,711,652 Ordinary Shares of Sequans Communications S.A. (the “Issuer”) represented by 8,677,913 American Depositary Shares.

(2) Based on 233,093,250 Ordinary Shares of the Issuer outstanding, comprised of 194,258,298 Ordinary Shares of the Issuer outstanding as of March 31, 2023, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission ("SEC") on May 3, 2023 and 38,834,952 Ordinary Shares of the Issuer, represented by 9,708,738 American Depositary Shares, issued by the Issuer in a private placement pursuant to a Securities Purchase Agreement on April 3, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on April 4, 2023.

CUSIP No.: 817323207

ITEM 1(a).	NAME OF ISSUER:

Sequans Communications S.A. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

15-55 Boulevard Charles de Gaulle 92700 Columbes France

ITEM 2(a).	NAME OF PERSON FILING:

Lynrock Lake LP Lynrock Lake Partners LLC Cynthia Paul

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
2 International Drive, Suite 130 Rye Brook, NY 10573

ITEM 2(c).	CITIZENSHIP:

Lynrock Lake LP – Delaware Lynrock Lake Partners LLC – Delaware Cynthia Paul – United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, nominal value €0.02 ("Ordinary Shares"), represented by American Depositary Shares

ITEM 2(e).	CUSIP NUMBER:

817323207

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G/A are incorporated herein by reference.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned as of April 30, 2023:
Lynrock Lake LP – 34,711,652 Lynrock Lake Partners LLC – 34,711,652 Cynthia Paul – 34,711,652

	(b)	Percent of class as of April 30, 2023:
Lynrock Lake LP – 14.9% Lynrock Lake Partners LLC – 14.9% Cynthia Paul – 14.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Lynrock Lake LP – 34,711,652 Lynrock Lake Partners LLC – 34,711,652 Cynthia Paul – 34,711,652

(ii) Shared power to vote or to direct the vote:
Lynrock Lake LP – 0 Lynrock Lake Partners LLC – 0 Cynthia Paul – 0

(iii) Sole power to dispose or to direct the disposition of:
Lynrock Lake LP – 34,711,652 Lynrock Lake Partners LLC – 34,711,652 Cynthia Paul – 34,711,652

(iv) Shared power to dispose or to direct the disposition of:
Lynrock Lake LP – 0 Lynrock Lake Partners LLC – 0 Cynthia Paul – 0

As of April 30, 2023, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held 8,677,913 American Depositary Shares of the Issuer, which represent 34,711,652 Ordinary Shares. In addition, as of April 30, 2023, Lynrock Lake Master directly held convertible notes of the Issuer that are not presently convertible into American Depositary Shares due to a 9.99% beneficial ownership limitation.  Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master.  Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As of April 30, 2023, Lynrock Lake Master directly holds the securities of the Issuer disclosed in Item 4. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2023

LYNROCK LAKE LP By: Lynrock Lake Partners LLC, its general partner

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

/s/ Cynthia Paul
CYNTHIA PAUL